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                                      Filed by Amgen Inc. Pursuant to Rule 425
                                              under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 14a-12
                                     under the Securities Exchange Act of 1934

                                         Subject Company:  Immunex Corporation
                                                   Commission File No. 0-12406


This filing relates to the proposed acquisition ("Acquisition") by Amgen Inc. ("Amgen") of Immunex Corporation ("Immunex") pursuant to the terms of an Agreement and Plan of Merger, dated as of December 16, 2001 (the "Merger Agreement"), by and among Amgen, AMS Acquisition Inc. and Immunex. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Amgen on December 17, 2001 and is incorporated by reference into this filing.

The following is the updated text of questions and answers regarding the Acquisition that Amgen has made available at http://amgen.acquisitioninformation.com and, by following the appropriate links,
---------------------------------------
on its website at www.amgen.com:
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What is the strategic rationale for this transaction?
This transaction is a strategically compelling combination of two of the world's most successful and fastest growing biotechnology companies. It represents a key step in accelerating Amgen's long-term growth program, establishes immediate leadership in inflammation, and should enable ENBREL(R) to achieve its full potential.

Why does this transaction make sense for Amgen? For Immunex?
For Amgen, it will add ENBREL(R) to the company's already impressive portfolio of blockbuster and near-blockbuster drugs; makes it the leader in inflammation, and will add to its leadership in nephrology and oncology; and will substantially enhance the company's discovery research capabilities in proteins and antibodies. It increases Amgen's annual percentage growth rate in product sales to the low 30s, and accelerates its annual growth rate in cash EPS from the low 20s to the mid 20s. For Immunex, this transaction will bring Amgen's experience in bringing successful drugs to market and optimizing their success, ensuring that ENBREL(R) can reach its full potential. It will also add size and scale to support Immunex's groundbreaking work in inflammation.

How will patients be affected?
Patients will be better served by the integration of these two companies through greater potential for the development of new drugs. In particular, ENBREL(R) users will benefit from the acquisition as Amgen's protein manufacturing expertise will help increase supply of that drug over time.

What is your timeline for regulatory review of the acquisition?
We anticipate regulatory review could be completed by the second half of 2002.

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Why are you willing to do a deal that is dilutive?
In 2003, the first full year after the acquisition, we expect minor dilution of cash EPS of less than 5%. In 2004, we expect the deal to be accretive.

When will the Hart-Scott-Rodino filing be made?
On January 7, 2002, Amgen and Immunex each filed a Premerger Notification and Report Form with the Antitrust Division of the Department of Justice and the U.S. Federal Trade Commission. These filings are confidential.

What are the next steps in the Hart-Scott-Rodino process? Are they public? How can I obtain information about the progress of the filing?
By law, the U.S. Federal Trade Commission (FTC) will have up to 30 days to make an initial assessment of the merger. During this period, it is customary for the FTC staff to make informal information requests to the parties and for the parties to respond to such requests. If, prior to the expiration of the 30 day period, the FTC makes a formal Request for Additional Information (also known as a "Second Request"), the parties are automatically prohibited from consummating the merger until they substantially comply with such request and then wait an additional 30 days. These waiting periods can be terminated at any time by the FTC, if it has concluded that no action against the merger is warranted or if some type of settlement has been reached. If the FTC decides to challenge a merger, it must seek an injunction against consummation of the merger in federal court. The Hart-Scott-Rodino review of mergers is conducted under strict confidentiality rules. There is generally very little public information available about the progress of the filing. The FTC publicizes only the fact of an initial filing, the termination of the waiting period, and any formal action against the merger. Second Requests are not publicized by the FTC, but are sometimes disclosed by the merging parties.

What is the purpose of the Form S-4 registration statement/merger proxy? When will it be filed with the SEC?
This document will both (i) register the shares of Amgen common stock to be issued in the merger and (ii) contain the joint proxy statement to be mailed to Immunex and Amgen stockholders for purposes of voting on the transaction. We are currently working to file the Form S-4 registration statement/merger proxy with the SEC by mid-February, although this timing is subject to change.

When will the SEC filings be available publicly?
The SEC filings will be publicly available on the SEC's website when they are filed. The information contained in these filings will not be complete and may be changed until the SEC declares the Form S-4 registration statement effective.

Where can I get copies of SEC filings?
On the SEC's website at www.sec.gov. We also intend to provide a link to these
                        -----------
filings via the Amgen Acquisition Information web site, at amgen.acquisitioninformation.com.

Which shareholders must approve the acquisition?


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The transaction will be submitted to the stockholders of both Immunex and Amgen for approval.

Will there be a separate/special meeting for the shareholder vote?
Immunex will hold a special meeting of its shareholders to vote on the merger. Depending on the timing of the review of the SEC filings, Amgen will either hold a special meeting of its stockholders to vote on the transaction or else submit the transaction proposal at its annual meeting of stockholders. Amgen's annual meeting of stockholders is scheduled for May 16, 2002.

Can you hold the shareholder votes prior to the regulatory approvals?
Yes.

Do you have a date and location for the meeting? For Amgen stockholders? For Immunex shareholders?
The dates and locations of the stockholder meetings have not been determined yet and are dependent in part on the timing of completion and SEC review of necessary SEC filings.

Will proxy materials be sent out?  When?
Proxy materials will be mailed to stockholders of both Immunex and Amgen after the SEC declares the Form S-4 registration statement effective. The timing of the SEC review cannot be predicted.

How many votes are required for approval?
The affirmative vote of the holders of a majority of the shares of Amgen common stock represented and voting at the Amgen stockholders' meeting is required to approve the transaction. The affirmative vote of the holders of a majority of the outstanding shares of Immunex common stock is required to approve the transaction. Amgen's stockholders and Immunex's shareholders are voting on different aspects of the transaction, which is why there are different approval requirements.

What if either company's stockholders fail to approve the transaction?
If either company's stockholders fail to approve the transaction, either company may terminate the merger agreement. The transaction cannot be completed unless both Amgen's stockholders and Immunex's shareholders approve the transaction.

This document contains forward-looking statements which are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. Risks, uncertainties and assumptions include those risks that are described in the Important Notice contained on this website and in the Securities and Exchange Commission reports filed by Amgen and Immunex, including their most recent filings on Form 10-Q. Amgen and Immunex assume no obligation and expressly disclaim any duty to update information contained in this document except as required by law.



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Additional Information and Where to Find It
-------------------------------------------
In connection with Amgen's proposed acquisition of Immunex, Amgen and Immunex intend to file with the SEC a joint proxy statement/prospectus and other relevant materials. INVESTORS AND SECURITY HOLDERS OF AMGEN AND IMMUNEX ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMGEN, IMMUNEX AND THE ACQUISITION. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Amgen or Immunex with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Amgen by directing a request to: Amgen Inc., One Amgen Center Drive, Thousand Oaks, CA 91320-1799, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Immunex by contacting Immunex's Investor Relations department at 51 University Street, Seattle, WA 98101. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the acquisition.

Amgen, Immunex and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Amgen and Immunex in favor of the acquisition. Information about the executive officers and directors of Amgen and their ownership of Amgen common stock is set forth in the proxy statement for Amgen's 2001 Annual Meeting of Stockholders, which was filed with the SEC on April 4, 2001. Information about the executive officers and directors of Immunex and their ownership of Immunex common stock is set forth in the proxy statement for Immunex's 2001 Annual Meeting of Shareholders, which was filed with the SEC on March 16, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Amgen, Immunex and their respective executive officers and directors in the acquisition by reading the joint proxy statement/prospectus regarding the acquisition when it becomes available.

Forward-Looking Statements
--------------------------
This document contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, including statements about Amgen's anticipated acquisition of Immunex. These statements are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, accretion, anticipated Securities and Exchange Commission filings, Hart-Scott-Rodino filings and stockholder proxy mailings and stockholder meetings are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Immunex acquisition is



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terminated prior to the occurrence of any of these events or that there are unexpected delays in obtaining Securities and Exchange Commission or other regulatory approvals; that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that prior to the closing of the proposed acquisition, the businesses of the companies suffer due to uncertainty; that the parties are unable to successfully execute their integration strategies, or achieve planned synergies; and other risks that are described in the Securities and Exchange Commission reports filed by Amgen, including its most recent Form 10-Q.

Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Amgen and Immunex. Amgen and Immunex assume no obligation and expressly disclaim any duty to update information contained in this document except as required by law.


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